

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Min Zhao
Chief Executive Officer
Green Planet Bioengineering Co. Ltd.
19950 West Country Club Drive, Suite 100
Aventura, FL 33180

> **Re: Green Planet Bioengineering Co. Ltd.**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed February 25, 2011**
> **File No. 000-52622**

Dear Mr. Zhao:

We have reviewed your amended filing and response letter each filed on February 25, 2011, and have limited our review of your filing to the issue we have addressed in our comment.

Please respond to this letter by revising your filing and providing the requested information. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any revisions to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. As required by Item 14(c)(1) of Schedule 14A, please expand your disclosure to provide the information about the registrant as required by Part B of Form S-4, including historical financial statements for the latest two fiscal years.

You may contact Karen Ubell at 202-551-3873, Jennifer Riegel at 202-551-3575 or me at 202-551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jerold N. Siegan, Esq.
Arnstein & Lehr LLP
120S Riverside Plaza, 12th Floor
Chicago, IL 60606